FOR IMMEDIATE RELEASE: June 20, 2011	PR 11-13

Atna’s North Main Briggs Zone Expanding

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/ OTCBB:ATNAF) is pleased to report new drilling results from its Briggs Mine, California (“Briggs”). Our drill program is expanding the zone of Measured and Indicated resources adjacent to and beyond the North Main Briggs pit and continues to return broad intercepts of mineralization in the Deep Briggs target. Highlights of the recently assayed drill holes include:

North Main Briggs
•
25 feet (7.6 m) grading 0.060 oz/ton gold (2.06 g/t) in hole NMB11-050; 45 feet (13.7 m) grading 0.030 oz/ton gold (1.03 g/t) in NMB11-053, and 50 feet (15.2 m) grading 0.040 oz/ton gold (1.36 g/t) in hole NMB11-055. These holes extend the North Main Briggs zone approximately 100 feet (30.5m) to the west of the existing reserve zone.

•
80 feet (24.4 m) grading 0.033 oz/ton gold (1.13 g/t) in hole NMB11-057 and 60 feet (18.3 m) grading 0.035 oz/ton gold (1.19 g/t) in hole NMB11-071. Both holes are infill drilling within Inferred Resource blocks adjacent to the Proven and Probable Reserves in the North Main Briggs pit area.

Deep Briggs
•	280 feet (85.4 m) grading 0.020 oz/ton gold (0.69 g/t) in hole number BMD11-069
•
190 feet (57.9 m) grading 0.014 oz/ton gold (0.49 g/t), 45 feet (13.7 m) grading 0.032 oz/ton gold (1.10 g/t), and 55 feet (16.8 m) grading 0.026 oz/ton gold (0.90 g/t) in three separate intercepts in hole BMD11-070

"We are pleased that the development and expansion drilling in the North Main Briggs area is returning better than anticipated grades and intercept thicknesses. The positive results we continue to see in our Deep Briggs drilling, highlights the potential for future resource and reserve expansion," said James Hesketh, President & CEO.

These new drill holes are contiguous with, extend and infill the broad mineralized zones reported in previous press releases issued between February and May 2011. Infill drilling at Deep Briggs and both infill and step-out drilling at North Main Briggs will continue through June and July. Upon completion of the drill program and receipt of all assay results, the mineral zones will be remodeled and an updated mineral resource will be compiled to serve as the basis for mine planning, year-end reserves and resources statement for the Briggs Mine.

Detailed Assay Results
	From-feet (meters)	To-feet (meters)	* Length-feet (meters)	Ounces/ton Au (grams/tonne Au)	Zone
BMD11-056 (Azimuth 090, Angle -70)
	0 (0)	40 (12.2)	40 (12.2)	0.024 (0.81)	Main Briggs
	260 (79.3)	305 (93.0)	45 (13.7)	0.028 (0.95)	East Wall
BMD11-069 (Azimuth 270, Angle -70)
	0 (0)	65 (18.3)	65 (18.3)	0.013 (0.44)	Main/Deep
	185 (56.4)	465 (141.8)	280 (85.4)	0.020 (0.69)	Deep Briggs
including	185 (56.4)	325 (99.1)	140 (42.7)	0.027 (0.94)	Deep Briggs
	500 (152.4)	565 (172.3)	65 (19.8)	0.021 (0.73)	Deep Briggs
	805 (245.4)	835 (254.6)	30 (9.1)	0.017 (0.61)	Deep Briggs
BMD11-070 (Azimuth 270, Angle -50)
	100 (30.5)	125 (38.1)	25 (7.6)	0.015 (0.51)	Main Briggs
	160 (48.8)	350 (106.7)	190 (57.9)	0.014 (0.49)	Deep Briggs
	395 (120.4)	440 (134.1)	45 (13.7)	0.032 (1.10)	Deep Briggs
including	395 (120.4)	405 (123.5)	10 (3.0)	0.093 (3.17)
	455 (138.7)	510 (155.5)	55 (16.8)	0.026 (0.90)	Deep Briggs
including	470 (143.3)	485 (147.9)	15 (4.6)	0.062 (2.13)
	560 (170.7)	680 (207.3)	120 (36.6)	0.017 (0.58)	Deep Briggs
NMB11-050 (Azimuth 0, Angle -90)
	115 (35.1)	140 (42.7)	25 (7.6)	0.060 (2.06)	N. Main Briggs
NMB11-053 (Azimuth 0, Angle -90)
	130 (39.6)	175 (53.4)	45 (13.7)	0.030 (1.04)	N. Main Briggs
NMB11-055 (Azimuth 0, Angle -90)
	130 (39.6)	180 (54.9)	50 (15.2)	0.040 (1.36)	N. Main Briggs
NMB11-057 (Azimuth 030, Angle -45)
	140 (42.7)	170 (51.8)	30 (9.1)	0.032 (1.10)	N. Main Briggs
	185 (56.4)	265 (80.8)	80 (24.4)	0.033 (1.13)	N. Main Briggs
including	215 (65.5)	245 (74.7)	30 (9.1)	0.048 (1.65)
NMB11-058 (Azimuth 045, Angle -45)
	145 (44.2)	255 (77.7)	110 (33.5)	0.015 (0.50)	N. Main Briggs
including	150 (45.7)	190 (57.9)	40 (12.2)	0.023 (0.78)
NMB11-071 (Azimuth 275, Angle -60)
	280 (85.4)	315 (96.1)	35 (10.7)	0.017 (0.58)	N. Main Briggs
	340 (103.7)	400 (122.0)	60 (18.3)	0.035 (1.19)	N. Main Briggs
including	365 (111.3)	390 (118.9)	25 (7.6)	0.066 (2.26)
* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at Briggs. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at Briggs, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com